Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

July 15, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq., Legal Branch Chief

Chris Chase, Esq.

Re:	CafePress Inc.

Registration Statement on Form S-1

Filed June 10, 2011

File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 8, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.

We note a number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering price within that range as well as all

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other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. Please note that in the event that the requested information is not provided in your next amendment we may defer further review of the filing until the required information is provided. Please also allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Staff’s comment is noted. The Registrant confirms that it will not circulate any preliminary prospectus until it has included an estimated price range and related information based on a bona fide estimate of the public offering price within that range, as well as all other information required by federal securities laws, other than information that it may exclude in reliance upon Rule 430A of Regulation C. The Registrant notes that although a preliminary price range has not yet been determined, it will provide the range and all related information when available and in advance to allow the Staff sufficient time to review the disclosure prior to any distribution of the preliminary prospectus.

2.	Please provide independent supplemental materials, with appropriate markings and page references, supporting the statements that you make in your filing regarding your industry. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief. We note the following examples:

•	“We are a leading e-commerce platform…” (pages 1 and 72),

•	“According to eMarketer, in 2011, approximately 179 million consumers ages 14 and older in the United States will research products online…” (pages 2 and 73),

•	“According to Feedonia, the U.S. screen printing…” (pages 2 and 74),

•	“IDC estimates that the market for creative photo merchandise…” (page 2 and 74),

•	“According to Promotional Products Association International, the promotional products industry grew…” (pages 3 and 74),

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•	“Beginning with the emergence of the “big box” retailers…” (page 73),

•	“[W]e estimate the U.S. market for customizable retail goods is approximately $1.0 trillion.” (page 74),

•	“We believe that we are recognized as pioneers in our industry…” (page 74),

•	“We have developed compelling services and production capabilities…” (page 75),

•	“Content owners sell their custom merchandise often within minutes…” (page 77), and

•	“We…deliver consistent, high quality across multiple processes.” (page 80).

Response: Copies of the third-party industry reports supporting the information cited, along with consents of the third-party sources, where required, are being provided to the Staff supplementally herewith. In addition, where the statements are not supported by independent third-party data, the disclosure has been deleted or revised to clarify that it is the Registrant’s belief and the basis for that belief. Specifically:

•

Disclosure has been added to clarify that the Registrant believes it is a leading e-commerce platform for customization of consumer products based on its over decade of experience of providing customized products in single unit and small quantity orders on a when-ordered basis.

•

The sentence regarding “Beginning with the emergence of “big box” retailers…” under “Prospectus summary – Industry overview” and “Business – Industry overview” has been deleted, as the Registrant believes that the additional information, while accurate, is not necessary disclosure.

•

The sentence beginning “We believe that we are recognized as pioneers in our industry….” under “Business – Our strengths” has been revised, and disclosure has been added, to clarify that the belief is based on the Registrant’s history and experience in providing customized products in single unit and small quantity

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orders and its investment in the technology required to deliver customized products with speed and quality. Similar references have been deleted under “Prospectus summary – Company overview” and “Business – Overview” as duplicative and because the Registrant believes the remaining reference reflects an appropriate degree of emphasis.

•

The sentence beginning “We have developed compelling services and production capabilities…” under “Prospectus summary – The CafePress platform” and “Business – The CafePress platform” has been revised to delete the term “compelling” as the Registrant believes that the term does not add meaningful disclosure.

•

The sentence beginning “Content owners sell their custom merchandise often within minutes…” under “Business – The CafePress platform – Shops” has been revised to delete the phrase “within minutes.” The Registrant supplementally notes that it believes the statement is accurate based on its knowledge of the operation of its website and historical experience of its content owners. However, it does not systematically record or track such data and believes the phrase does not necessarily add meaningful disclosure. Accordingly, the phrase has been deleted.

•

The sentence beginning “We…deliver consistent, high quality across multiple processes.” under “Business – Technology” has been revised to clarify that it is the Registrant’s belief that its pre-press technologies allow it to deliver consistent, high quality across multiple processes.

Cover Page

3.	Please revise your “CafePress at a glance” graphic to state how you define “member”, and also to provide a comparative graphic regarding your “customers.” In this regard, we refer to the information you provide on page 47 regarding members and page 49 regarding customers.

Response: The artwork has been revised as requested and disclosure has been added to clarify how “members” and “customers” are defined.

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Prospectus summary, page 1

4.	Please revise your summary to provide a brief explanation of members and customers and/or provide a cross-reference to the explanations provided on pages 47 and 49.

Response: A cross reference to the definition and calculation of members and customers in “Management’s discussion and analysis of financial condition and results of operations” has been added in “Prospectus summary – Company overview.”

5.	Please revise the second sentence of the first paragraph of your Summary to remove any implication that your summary does not address the key aspects of your filing. See Item 503(a) of Regulation S-K and the related instruction.

Response: The second sentence of the first italicized paragraph under “Prospectus summary” has been deleted.

6.	We note that much of the discussion in your Summary is identical to your Business discussion beginning on page 72. You should avoid repeating disclosure in different sections of your filing that increases the size of the document but does not enhance the quality of information. Please revise or advise us why you believe this duplicative disclosure is appropriate. Refer to Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933, as amended, and Instruction to paragraph 503(a) of Regulation S-K.

Response: The “Prospectus summary” has been revised throughout to remove disclosure that may be unnecessarily repetitive. In addition to the deletion of several sentences under “ – Company overview,” “ – Industry overview,” “ – Market opportunity,” and “ – Our strengths,” the section under the caption “ – The CafePress platform” has been substantially revised to further reduce duplicative disclosure.

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Company Overview, page 1

7.	Please revise the first sentence of the third paragraph under this subheading on page one to clarify the meaning of “power customization.” We note that you make similar references on pages 4, 72 and 76. In general, you should avoid highly technical business terms. See Rule 421(b)(4) of Regulation C under the Securities Act of 1933.

Response: The sentence containing the phrase “power customization” on page 1 under “Prospectus summary – Company overview” has been deleted. The similar sentence and phrase in “Business – Overview” has been revised to clarify that the Registrant enables resellers and co-branded websites to design and customize products or provide product customization capabilities. In addition, a similar reference to “extend the power of customization” under “Business – The CafePress platform – Front-end design and sales channels – Branded product manufacturers” has been revised to clarify that the Registrant enables these manufacturers to offer customized designs on their products. Further, the reference to “power customization” under “Business – The CafePress platform – Front-end design and sales channels – Other retailers” has been revised to clarify that the Registrant enables these retailers to offer their customers the ability to create customized products through the retailer’s website.

8.	Please revise to clarify what makes a product unique, as it relates to your indication that you have 325 million “unique” products. Specifically, if you are arriving at this amount in terms of both the type of merchandise and content of your products, please state this.

Response: Disclosure has been added under “Prospectus summary – Company overview,” “Management’s discussion and analysis of financial condition and results of operations – Overview,” and “Business – Overview” to clarify that the number of unique products is measured by the number of different combinations of designs and types of merchandise.

9.	You state that you have “seen significant growth” since your founding in 1999. Please revise to clarify by what measure your growth has occurred. For example, if your significant growth is measured in terms of number of customers, please state as much.

Response: The Registrant supplementally notes that the reference to “significant growth” was intended to refer to the growth of its overall business, including customers, content and financial growth, since its founding in 1999. However, the referenced disclosure has been deleted from the “Prospectus summary – Company overview” and “Business – Overview” as the Registrant believes the information does not meaningfully enhance the disclosure.

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Our Strengths, page 3

10.	Please balance your strengths disclosure with a discussion of the principal competitive challenges or risks facing the company. We note that you have included a summary of certain risks and challenges on page six, but this summary is neither commensurate with your discussion of strengths nor has it been presented with equal prominence. This comment also applies to the discussion of your strengths beginning on page 74 of your filing.

Response: Disclosure has been added regarding the principal risks facing the Registrant. Similar disclosure has been added to “Business” under a new caption “ - Risks related to our business” after “ Business – Our strategy.” The Registrant respectfully submits that in addition to the enhanced disclosure regarding principal risks and challenges, the risks facing the Registrant are also discussed in detail under “Risk Factors.” As a result, the Registrant respectfully submits that it believes that, as revised, the disclosure provided in “Prospectus summary” and “Business”, when read in context with “Risk Factors” and the other disclosure in “Prospectus summary” and the Business section, is both appropriate and balanced with respect to content and presentation.

Risk factors, page 12

11.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosure:

•	“We are subject to customer payment-related risks.” (page 22),

•	“If we fail to manage our relationships with our suppliers…” (page 22),

•	“Future strategic alliances or acquisitions may have a material and adverse effect…” (page 24)

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•	“We may be subject to legal proceedings…” (page 26),

•	“Uncertainties regarding the growth and sustained profitability…” (page 28),

•	“If we fail to comply with anti-bribery laws…” (page 29),

•	“Our share price may be volatile…” (page 31),

•	“If securities or industry analysts do not publish research or reports…” (page 32)

•	“We may not be able to obtain additional capital…” (page 34), and

•	“Delaware law and our corporate charter and bylaws…” (page 34).

Response: The Registrant respectfully submits that it has carefully reviewed the risk factors that may have appeared generic, including those listed above, and considered whether those risks are particularly applicable to its business or this offering. As a result of this review, certain risk factors have been retained as the Registrant believes they are directly applicable to its business or this offering and that they provide helpful and meaningful disclosure. However, disclosure has been added to these risk factors to clarify how the risk specifically applies to the Registrant. In addition, the risk factors regarding:

•	“We may be subject to legal proceedings…,”

•	“If we fail to comply with anti-bribery laws…,”

•	“If securities or industry analysts do not publish research or reports…,”

•	“We may not be able to obtain additional capital…,”

•	“Delaware law and our corporate charter and bylaws…” and

•	“We do not currently intend to pay dividends…”

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have been deleted as the Registrant acknowledges that while these risks may be applicable to it, they similarly could apply to any issuer or any offering. The Registrant notes that language regarding risks related to analyst coverage has been added to the risk factor entitled “Our share price may be volatile…” as it believes these concepts are closely related and that smaller technology companies are particularly sensitive to share price volatility.

We may not be able to obtain additional capital…, page 34

12.	Please revise the first sentence of this risk factor on page 34 to remove the mitigating language. Your risk factors should not include language that mitigates the point of the risk.

Response: The referenced risk factor has been deleted in response to Comment 11.

Dilution, page 41

13.	When presenting the net tangible book value dilution to new shareholders, please begin with as reported net tangible book value per share and separately quantify the per share impact of the conversion of your preferred stock into common shares in arriving at pro forma net tangible book value per share.

Response: Disclosure has been added to provide the requested presentation.

Management’s discussion and analysis of financial condition and results of operations, page 47

14.	Please expand the last paragraph on page 47 to describe the “differentiated royalty and pricing structure” that you adopted in mid-2009. We note that you make similar references on pages 64 and 67.

Response: Disclosure has been added under “Management’s discussion and analysis of financial condition and results of operations” and “ – Comparison of the years ended December 31, 2008 and 2009” and “ – Quarterly trends” to provide additional detail regarding the differentiated royalty and pricing structure adopted in mid-2009.

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Overview, page 47

15.	We note that you indicate that an important driver for your growth is customer acquisition and your recent results of operations indicate the costs of acquiring new customers have been increasing. Where you refer to “customer acquisition costs” in your discussion of “Results of Operations - Sales and Marketing,” please elaborate upon exactly what actions you are taking that cause these costs to arise. Considering you state in various places in this discussion that you seek to expand your customer base, in an appropriate place in this discussion please elaborate upon how these efforts will impact your results of operations going forward and whether you expect income from operations to continue to decline as a result of increased sales and marketing expenses. In this regard, we note that increased sales and marketing expenses had a negative impact on income from operations in the most recent quarter ended March 31, 2011 but it is not clear whether you expect this trend to continue or if this was a unique occurrence.

Response: Disclosure has been added under “Management’s discussion and analysis of financial conditions and results of operations – Results of operations – Sales and marketing” to describe the customer acquisition activities which resulted in increased customer acquisition costs. Further, disclosure has been added under “Management’s discussion and analysis of financial conditions and results of operations – Overview” to discuss how these efforts may impact the Registrant’s operating results going forward. Specifically, disclosure has been added to clarify that the Registrant expects its customer acquisition costs to increase in absolute dollars to support the overall growth of its business and revenues. In addition, disclosure has been added under “Management’s discussion and analysis of financial conditions and results of operations – Quarterly trends” to clarify that the negative impact in the first quarter of 2011 was due to the increase in acquisition-related costs and increased sales and marketing expenses (including customer acquisition costs), combined with seasonally lower revenues in the first quarter.

16.

Here, or in an appropriate place in this discussion, please revise to elaborate upon how you generate revenues. If you generate revenue exclusively from the sale of products, please state this; in this regard we note that you generated other income from the sale of a domain name in 2010, though it is not clear if this was a one-time event. Further, your discussion of the CafePress platform would lead us to believe that you derive revenues from your front-end design and sales channels and your back-end services, though the amount of revenues derived from each is unclear. Please revise to clarify. Finally, if your

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revenues from operations reflect a greater dependency upon certain types of customers more than others, please state this. Please also apply this comment, as appropriate, to your Business discussion beginning on page 72.

Response: Disclosure has been added under “Prospectus summary – Company overview,” “Management’s discussion and analysis of financial condition and results of operations - Overview” and “Business – Overview” to clarify how the Registrant generates revenues and that the majority of its revenues are generated from the sales of customized products and associated charges. The Registrant supplementally confirms that it derives revenues from fulfillment services, which constitute part of the Registrant’s back-end services. Disclosure has been added under the above-referenced sections regarding revenues from fulfillment services.

Critical accounting policies, page 51

Revenue recognition, page 52

17.	We note that you account for flash deal promotions through group-buying websites as gift certificates and recognize estimated gift certificate breakage on gift certificate sales and flash deal promotions “as a component of net revenues in proportion to the actual gift certificate redemptions based on an analysis of historical breakage experience.” We interpret this to mean that you recognize breakage proportionally or asymmetrically over the period of performance, that is, over the period that the remaining gift card values are redeemed. If our understanding is not correct, please clarify your accounting treatment. If our understanding is correct, please tell us in further detail how you determine the performance period and whether the method is proportional. Provide evidence that demonstrates to us that the obligation for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift certificates and whether you track the history of redemptions versus expiration or rely on some outside party. Tell us whether you have ever waived expiration dates and if so, how your action(s) affects the determination of breakage. Lastly, revise your filing to quantify the amount of breakage recognized for each period presented. On a separate note, if the discounts provided to end customers and the fee retained by the group-buying websites are not reflected as a reduction of net revenues upon redemption, please tell us in further detail how you record the costs associated with the redemption of your gift certificates.

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Response: The Registrant supplementally confirms to the Staff that it recognizes breakage over the period of performance, that is, over the period the remaining gift card values are redeemed. For the substantial majority of its gift certificates, the Registrant determines the performance period based on actual redemption data from tracking on a transaction-by-transaction basis the serial numbers of gift certificates sold and the actual redemption dates of each gift certificates. Based on its historical analysis of its gift certificates, 20% of the gift certificates are not redeemed and this represents the Registrant’s breakage rate. The Registrant recognizes breakage related to its estimate of gift certificates that will not be redeemed in proportion to the actual number of gift certificates redeemed each day. The Registrant considers its gift card sales to represent a large population of homogeneous transactions and it has experienced a consistent breakage rate based on its historical analysis of its gift card redemption data. The Registrant supplementally confirms that it considers any future performance obligation associated with estimated breakage that it has recognized as revenue to be remote.

The Registrant began selling gift certificates in 2007 and it tracks the history of redemptions using its internal systems. Although certain of its gift certificates do have expiration dates, the Registrant has adopted a consistent business practice to honor gift certificates regardless of whether the expiration date has passed. Accordingly, the Registrant considers its historical redemption data to be representative of its prior and current business practices.

For example, in the six month period to June 30, 2010 the Registrant sold over 16,000 gift certificates of which 76% were redeemed prior to the stated expiration date, 4% were redeemed after expiration and 20% were never redeemed. Due to the large population and homogeneous nature of the Registrant’s gift certificates, the Registrant believes it can appropriately estimate breakage.

In response to the Staff’s comments, the disclosure under “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies – Revenue recognition” has been revised to include breakage revenue recognized for each period presented.

The Registrant supplementally submits to the Staff that in the period the Registrant recognizes revenue associated with the redemption of gift certificates, it records the cost of the merchandise provided to the end-customer in cost of net revenues and it records the deferred direct and incremental sales commission to group-buying websites as sales and marketing expense.

July 15, 2011

In response to the Staff’s comments, the disclosure under “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies – Revenue recognition” has been revised to clarify that (a) net revenues are net of promotional discounts, rebates, returns, credit card chargebacks and chargebacks processed through group-buying websites, (b) costs associated with the redemption of gift certificates, including material costs, shipping, labor and royalties, are recorded in cost of net revenues and (c) deferred sales commissions are recorded in sales and marketing expenses.

Goodwill and intangible assets, page 53

18.	Please tell us and disclose how you determine your reporting units under ASC paragraphs 350-20-35-33 through 35-38 for purposes of goodwill impairment testing. In explaining in detail how you determined your two reporting units, clarify for us whether multiple components have been aggregated into those reporting units. Additionally, please disclose whether your art reporting unit is at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If your art reporting unit is not at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if your art reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

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•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Considering the materiality of goodwill to your financial statements, please provide the requested disclosures in your next filing.

Response: The Registrant respectfully advises the Staff, that it considered the guidance in ASC 350-20-35-33 through 35-38 and it identified the art reporting unit and the remainder of its business activities as its two components that represent its two reporting units. The Registrant confirms that no additional components have been aggregated.

The Registrant has fully integrated the acquired Imagekind and Canvas On Demand businesses into the art reporting unit, and discrete financial information for Imagekind and Canvas On Demand is not separately maintained. However, the Registrant does maintain discrete financial information for the art reporting unit and has concluded that the art component represents a separate reporting unit. For all periods presented, all of the Registrant’s goodwill was related to its art reporting unit. In the Registrant’s most recent impairment test, the fair value of its art reporting unit substantially exceeded the carrying value of the reporting unit and was not at risk of failing step one of the impairment test.

The disclosure in “Goodwill and intangible assets” has been revised as requested.

Stock-based compensation, page 54

19.	Please address the following items related to your stock-based compensation issuances:

•	Please tell us and disclose the method(s) you use to allocate enterprise value to your common stock.

Response: For the valuation dates from March 2010 through March 2011, the Registrant used the Option Pricing Model to allocate value to the common stock. As there was a very wide range of possible future exit events, forecasting specific probabilities and potential values associated with any future events was considered highly speculative and imprecise. As such, the Registrant relied primarily upon the Option Pricing Model, in order to allocate the total invested capital to debt and the respective classes of equity. As of June 2011, the Registrant began to utilize the probability weighted expected return model, or PWERM, because of the increased likelihood of an initial public offering.

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•

We note your disclosure on page 55 that you used the market approach as a reasonableness check for the fair values derived from the income approach. Please tell us if the income and market approaches resulted in materially disparate fair values at any of your valuation dates.

Response: In utilizing the market approach as a reasonableness check, the Registrant relied only on implied multiples resulting from the income approach, rather than concluding multiples to apply to the historical and projected results of CafePress. The implied multiples (which included enterprise value to trailing and forward revenue, as well as trailing and forward EBIT) fell within the range of guideline company indications and appeared appropriate relative to the benchmark companies. As a result, the Registrant determined that its concluded invested capital value from the income approach value was reasonable.

•

Provide us objective support for the amount of the marketability discounts used in your valuations and describe the factors that support the changes in the marketability discount used at each valuation date.

Response: In concluding an appropriate marketability discount at each valuation date, the Registrant relied upon an analysis of certain restricted stock studies. The Registrant selected appropriate discounts based on these studies by comparing financial indications for the Registrant relative to the benchmarks (for example, indications included revenues, market value, total assets, earnings and earnings stability). Additionally, the Registrant made qualitative adjustments for factors such as potential transfer restrictions, distribution levels and holding period. Finally, the Registrant’s concluded marketability discounts were supported by put models provided for each valuation date. The primary factor resulting in changes in the marketability discount over time was the expected term to a liquidity event at each valuation date.

•

We note your disclosure on page 54 that you derive expected volatility from the historical volatilities of several unrelated public companies within the online retail industries. Please tell us and disclose why you use historical volatility as opposed to implied volatility or a combination of both methods.

July 15, 2011

Response: The Registrant notes that it utilized historical volatility as the basis for the volatility input into the Black-Scholes option pricing model for the purpose of determining the fair value of stock options. The Registrant considered the criteria set forth in SAB Topic 14 (section D.1, question 4) and utilized the historical volatility of a peer group of companies as: (a) it had no reason to believe that its future volatility over the expected term would differ from the historical volatilities of the peer companies, (b) the computation of historical volatility uses a simple average calculation, (c) a sequential period of historical data at least equal to the expected term of the option was used and (d) a reasonably sufficient number of price observations was used.

•	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: The Registrant confirms that it will continue to provide the Staff with updates for all equity-related transactions through the effective date of the registration statement.

20.	Please tell us your anticipated IPO price at the point you first initiated discussions with underwriters and the time frame over which the underwriters first communicated their estimated price range. Tell us the amount of this range and any subsequent changes along with a dateline of any events that impacted the range.

Response: The Registrant respectfully refers the Staff to the supplemental information being provided herewith. The Registrant notes that it first initiated discussions with its underwriters in April 2011, at which time the underwriters provided a wide range of preliminary indicative valuations. Because of the wide range of such valuations and uncertain market conditions, no anticipated IPO price point or price range was discussed at that time, nor have there been any such discussions to date. The Registrant confirms that it will provide such information to the Staff when such information is available. The Registrant further acknowledges that it will provide the information in advance to allow the Staff sufficient time to review.

July 15, 2011

Results of operations, page 59

21.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note that your net revenues from fiscal 2009 to fiscal 2010 increased by 24% “due to an increase in the number of customers and overall orders” and the growth in certain product categories. Please quantify the extent to which the increase was due to the significant factors contributing to this increase. To the extent you can perform a price/volume analysis or provide statistics such as average customer sale or average transaction sale, please supplement your revenue discussion. To the extent material, ensure that you specifically quantify the impact of your Canvas On Demand acquisition on each line item of your fiscal 2010 results. Please also expand your disclosures to discuss the reason(s) for any trends in your revenues. Please note that this revenue example is an illustration and the contents of this comment should be applied to the rest of your results of operations discussion, particularly your cost of net revenues, sales and marketing, technology and development, and general and administrative expense narratives. Considering certain expenses within individual line items may not track closely with changes in net revenues, please quantify changes between periods in dollars as well as on a percentage of sales basis. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: Disclosure has been added throughout “Management’s discussion and analysis and results of operations – Results of operations” to further quantify the extent to which certain changes were due to the significant factors cited, to quantify, where material, the impact the Canvas On Demand acquisition had on each line item of the Registrant’s fiscal 2010 results and to note the reasons for any trends in its revenues and other line items as applicable. Disclosure has also been added to quantify, where meaningful, changes between periods as percentage of net revenues.

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Comparison of the three months ended March 31, 2010 and March 31, 2011, page 60

Net revenues, page 60

22.	We note that you partially attribute your significant increase in net revenues for the quarter ended March 31, 2011, as compared to the same period in 2010, to “new customer acquisitions.” Please disclose the extent to which you believe the increase is due to your acquisition of Canvas on Demand in September 2010 or the promotional offerings you refer to in the next paragraph or both. Please also discuss whether you believe this increase is a trend that you expect to continue or if it is a one-time event. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: Disclosure has been added to clarify the extent to which the increase in net revenues was due to the acquisition of Canvas On Demand or the promotional offerings referenced. Further, disclosure has been added to clarify the Registrant’s expectations with respect to the trend impact of the Canvas On Demand acquisition going forward.

Liquidity and capital resources, page 68

23.	Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. For example, please revise your disclosure on page 69 to explain why accounts payable, deferred revenue and accrued liabilities increased more than accounts receivable, inventory and other current assets. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: Disclosure has been added under “Liquidity and capital resources” to provide a more informative analysis of the changes in cash flows for the periods presented.

24.	Discuss any material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. In this regard, we note that your risk factor discussion indicates that you plan to expand your production and logistics centers and distribution network and you have indicated that you plan on devoting some of the proceeds of this offering towards capital expenditures. See Item 303(a)(2)(i) of Regulation S-K.

July 15, 2011

Response: The Registrant confirms that it does not have any material commitments for capital expenditures as of December 31, 2010. The requested disclosure has been added under “Liquidity and capital resources” to provide more detail regarding the key components of the Registrant’s capital expenditures, which include property, plant and equipment related to both its manufacturing plants and technology data centers, as well as website expenses. In addition, the risk factor entitled “If we are unable to manage our growth…” has been revised to clarify that the Registrant does not currently have specific plans or commitments with respect to the expansion of its production and logistics centers and distribution networks.

Contractual obligations, page 70

25.	We note your indication that you have accrued liabilities for the earn-out payments due to the former owners of Canvas on Demand. Please revise to provide the terms of the earn-out payments, including the performance targets. Please also discuss to what extent you will be hitting those targets as of the most recent practicable date.

Response: Disclosure has been added to describe the terms of the earn-out payments and the performance targets, including the Registrant’s expectations as to whether the targets will be met as of the most recent practicable date.

Business, page 72

Our strengths, page 74

26.	We note your disclosure under “Innovative and efficient operations” on page 75 that shipment of product often occurs within 24 hours from the time it is ordered. Please expand this disclosure to also state the average time it takes for a product to ship from the time it is ordered. Please ensure that you provide this additional information in all locations where you reference the 24 hour time period, as well as on page 48 where you state that you “generally process and ship orders within three business days after a customer places an order.”

Response: The Registrant supplementally notes that phrase that it “generally processes and ships orders within three business days after a customer places an order…” was intended to reflect the average time it takes for a product to ship from

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the time the order is placed. As the actual average time is between two and three business days, the Registrant respectfully submits that it believes the reference to “within three business days” is appropriate. The Registrant further notes that it often has the ability to ship products within 24 hours. To provide more balanced disclosure and appropriate context, some references to the 24 hours have been deleted and disclosure has been added in the remaining locations where the 24 hour time period is referenced to first note that the Registrant generally processes and ships orders within three business days after the customer places an order. The disclosure has also been revised to clarify that the Registrant can ship orders within 24 hours after an order is placed, instead of stating that shipment of product “often occurs” within that timeframe.

27.	Please expand your “Long tail marketing expertise” discussion on page 75 to (i) explain the basis for your statement that you possess “expertise in data mining and analytics”, (ii) explain the basis of your belief that your online marketing initiatives enable you to acquire new customers “more cost-effectively”, and (iii) explain the relationship between your online marketing initiatives and complex search queries.

Response: The requested disclosure has been added under “Business – Our strengths” to explain the basis for the Registrant’s belief as to its expertise in data mining and analytics and its belief that its online marketing initiatives enable it to acquire new customers more cost-effectively. Disclosure has also been added to explain the relationship between its online marketing activities and complex search queries. Specifically, disclosure has been added to clarify that the Registrant’s proprietary marketing systems and tools analyze data from search queries, among other things, which in turn is used to help develop and expand various marketing initiatives. Complex search queries facilitate more effective marketing initiatives because they frequently produce more targeted, qualified customers and the price of complex search terms is generally less expensive than purchases of more generic keyword search terms.

The CafePress platform, page 75

28.	Please expand your disclosure under the subheading “CafePress content owners” on page 76 to further explain what constitutes a “licensed property.”

Response: The disclosure under “Business – The CafePress Platform” has been revised to clarify what constitutes “licensed property.”

July 15, 2011

Sales and marketing, page 80

29.	Please expand your “Search engine optimization” discussion on page 80 to avoid the use of technical business terminology and clearly explain your search engine optimization practices. See Rule 421(b)(4) of Regulation C under the Securities Act of 1933.

Response: The disclosure under “Business – Sales and marketing” has been revised to remove technical business terminology and to explain more clearly the Registrant’s search engine optimization practices.

Government Regulation, page 83

30.	You mention that numerous laws and regulatory schemes have been adopted internationally that have a direct impact on your business and operations, however, you do not discuss any international regulations here. Please revise or advise. In this regard, we note your risk factor disclosure on page 20 references certain international regulations that may subject you to liability.

Response: Disclosure has been added under “Business – Government regulation” to describe the international laws and regulatory schemes that impact the Registrant and its business.

Management, page 87

Executive officers and directors, page 87

31.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Marino and Durham should serve as directors. Refer to Item 401(e)(1) of Regulation S-K.

Response: Disclosure has been added under “Management – Executive officers and directors” to describe the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Marino and Durham should serve as directors.

July 15, 2011

Board of directors committees, page 91

32.	Please tell us how you determined that Mr. Leone, in light of his role as a stockholder of you, is not affiliated with you and, therefore, ineligible to serve as a member of your audit committee. Refer to Exchange Act Rule 10A-3(b)(1)(ii).

Response: Disclosure has been added under “Management – Board of directors committees” to clarify that the Registrant does not consider Mr. Leone independent for purposes of the audit committee in light of his deemed beneficial ownership and that the Registrant expects to reconstitute the composition of the audit committee prior to completion of the offering such that it will comply with applicable rules and regulations.

2010 director compensation, page 93

33.	Please tell us how you arrived at the amounts you determined to award in the form of equity compensation in 2010 to your directors. In this regard, we note that the amounts reflected in the outstanding equity awards table are slightly different for each director (and that the option expiration dates for Mr. Connolly differs).

Response: Disclosure has been added under “ Management – 2010 director compensation” to describe how the Registrant determined the amounts to be awarded in the form of equity compensation in 2010 to its directors. The Registrant supplementally notes that it has revised Mr. Connolly’s option expiration dates with the correct dates and confirms that his expiration dates do not differ from that of the other directors.

Executive compensation, page 94

Compensation discussion and analysis, page 94

34.	Please revise your disclosure to elaborate upon what findings and recommendations, if any, Radford made after conducting its competitive review and analysis of your compensation program.

July 15, 2011

Response: Disclosure has been added under “Executive Compensation – Compensation discussion and analysis” to clarify that the Registrant relied on Radford to provide recommendations with respect to a list of peer companies and to provide it with related compensation surveys to assist the compensation committee’s evaluation of the Registrant’s executive compensation program. Additionally, disclosure has been added to clarify that the Registrant did not rely on Radford to make specific findings or recommendations as to its executive compensation program, including with respect to the compensation components for specific individuals or the amount or form of executive and director compensation. Rather, the Registrant’s compensation committee considered the information provided by Radford, among other factors such as length of service, performance and experience, in preparing its own recommendations.

Compensation decisions and the role of the compensation committee, page 95

35.

In the last paragraph on page 95 you mention that your compensation committee and your directors used the information assembled by Radford “aimed to set the compensation of each such officer near the 50th percentile.” As it appears that you engaged in benchmarking in setting your overall compensation, please identify the components of the benchmark utilized. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: Disclosure has been added under “Executive Compensation – Compensation discussion and analysis – Compensation decisions and the role of the compensation committee” to: (a) clarify that the Registrant engaged in benchmarking, (b) identify the companies considered in the Registrant’s peer group and (c) identify the components the Registrant used in setting its overall compensation. Specifically, the components used in benchmarking included the base salaries, cash bonuses and equity awarded to comparable executive officers in the Registrant’s peer group of companies, with a view to setting executive compensation toward the median of the Registrant’s peer group with respect to each of these components. Further, disclosure has been added to clarify that other factors, such as length of service, performance and experience, can result in compensation recommendations outside the median range for all components of compensation.

July 15, 2011

36.	Please expand your disclosure in the first paragraph on page 97 to discuss the factors considered by the compensation committee in recommending that Mr. Durham’s base salary be decreased from $294,000 in 2010 to $250,000 in 2011. See Item 402(b)(2)(ix) of Regulation S-K.

Response: Disclosure has been added under “Executive compensation – Compensation discussion and analysis – Elements of executive compensation – Cash incentive compensation” to discuss the factors considered by the compensation committee in recommending the change in Mr. Durham’s base salary.

Cash incentive compensation, page 97

37.	We note your disclosure on page 100 that the compensation committee has negative discretion to reduce annual bonus payouts. Please expand your disclosure on page 97 to disclose that this discretion can be or, if applicable, has been exercised. See Item 402(b)(2)(vi) of Regulation S-K.

Response: The Registrant has deleted the referenced disclosure regarding the compensation committee’s negative discretion to reduce annual bonus payouts. The Registrant confirms that the compensation committee does not have such negative discretion.

38.	Please revise your discussion in the third full paragraph on page 97 to clarify whether the profit target of $11.1 million was based on gross profit, net income, or otherwise. In this regard, it is not clear to us how you arrived at the amounts you ultimately paid to your executive officers.

Response: Disclosure has been added under “Executive compensation – Compensation discussion and analysis – Elements of executive compensation – Cash incentive compensation” to clarify that the profit target of $11.1 million was based on non-GAAP operating income and to explain how the Registrant arrived at the amounts it ultimately paid to its executive officers.

July 15, 2011

Equity-based compensation, page 98

39.	Please describe the factors considered by the compensation committee in determining the amounts of the 2010 equity-based compensation awarded to Mr. Marino and Ms. Johnson. See Item 402(b) of Regulation S-K.

Response: Disclosure has been added under “Executive compensation – Compensation discussion and analysis – Elements of executive compensation – Equity-based compensation” to discuss the factors considered by the compensation committee in determining the amounts of the 2010 equity-based compensation awarded to Mr. Marino and Ms. Johnson.

Related party transactions, page 111

40.	Please identify the related parties that hold the registration rights that are discussed here, pursuant to Item 404(a)(1) of Regulation S-K.

Response: Disclosure has been added under “Related party transactions” to identify the related parties that hold registration rights.

Financial Statements

2. Summary of significant accounting policies, page F-7

Segments, page F-7

41.

We note your disclosure that you have “a single reportable segment and operating unit structure.” Please disclose the factors used to identify your reportable segment(s) and tell us if you aggregated more than one operating segment into your single reportable segment. See ASC 280-10-50-21. In doing so, clarify if your use of the term “operating unit” equates to an operating segment under ASC 280-10-50-1, a reporting unit as defined in ASC 350-20-20, or some other level. Clarify if your chief operating decision maker regularly reviews any disaggregated data below the consolidated level. If not, explain what information your CODM uses to make resource allocation decisions and assess performance, including the performance of recent acquisitions and individual websites. In this regard, you should indicate the extent to which businesses you acquired and individual websites are operated autonomously or integrated within the corporate structure or provide us with

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the pertinent information that you believe supports your position. If you believe you only have one operating segment, explain to us in detail, identifying specific reports used, as to how you reached that determination.

Response: The Registrant respectfully advises the Staff that it considered the factors outlined in ASC 280-10-50-1 in determining that it has a single operating segment that represents its single reportable segment.

The Registrant has two reporting units as defined in ASC 350-20-20, the art reporting unit and the remainder of its business activities. As the Registrant has a contractual provision in its Canvas On Demand purchase agreement to pay earn-out payments based on the achievement of certain financial performance targets for the art reporting unit, the Registrant’s finance team prepares discrete financial information for this reporting unit for purposes of computation of the earn-out payment. However, the Registrant does not believe that its reporting units meet the definition of operating segments because the Registrant’s Chief Executive Officer, who is its Chief Operating Decision Maker (CODM), does not review results at the reporting unit level as he reviews financial information presented on a consolidated basis for the entire company as a whole and makes decisions about the allocation of resources and the assessment of performance on a Company-wide basis. In addition, the direct reports to the CODM are each responsible for a functional organization in the Company, not a component of the enterprise and the functional departments do not earn revenues.

In evaluating whether the CODM reviews any disaggregated data below the consolidated level, the Registrant considered the following reports that the CODM receives and reviews on a regular basis; Quarterly Financial Report; Monthly Operational Metrics Report; Daily Revenue and Orders Report. In each of these reports the results of the Company are presented on a consolidated basis. The businesses acquired have been fully integrated within the corporate structure and there is no discrete financial information available for the historical acquired businesses that is used to assess performance and that could be indicative of separate operating segments.

The Registrant respectfully submits that it concluded that it has a single operating segment after considering the aforementioned guidance pursuant to ASC 280. The “Segments” disclosure has been revised to provide additional clarification in this regard.

July 15, 2011

Concentration of credit risk and other risks and uncertainties, page F-9

42.	You state that one customer accounted for 87% of gross accounts receivable as of December 31, 2009 and two customers accounted for 91% of gross accounts receivable as of December 31, 2010. You also state that your accounts receivables are generated through credit card sales. Please advise us whether accounts receivables principally represent credit card drafts in the process of collection. If so, please explain the revenue recognition process of such receivables, including whether they are recorded upon receipt of a credit card order or upon delivery of the product. Please reconcile this timing with your revenue recognition process of recording sales upon delivery. If receivables are not due to credit card drafts, please tell us and consider revising your disclosures to address why a small number of customers make up such a significant portion of your accounts receivable balance and how such receivable balances were generated.

Response: The disclosure in Note 2 under “Concentration of credit risk and other risks and uncertainties” has been revised to clarify that, although the substantial majority of revenues are generated from credit card sales, accounts receivable consists primarily of amounts due from customers to whom the Registrant has extended credit, primarily group-buying service providers and customers of its fulfillment services. The Registrant supplementally confirms to the Staff that credit card drafts do not represent the majority of its accounts receivable at December 31, 2009, December 31, 2010 or March 31, 2011.

Impairment of long-lived assets and intangible assets, page F-11

43.	Please tell us, with a view toward summary disclosure, the level at which you test your long-lived assets for impairment. If any assets are tested for impairment at the consolidated entity level, please identify those assets and explain to us in detail why you are unable to test them for impairment at a level closer to the revenue generation level of the asset or group of assets. We may have further comment.

Response: The “Impairment of long-lived and intangible assets” disclosure has been revised to include the requested disclosure that assets are tested for impairment at the asset group or reporting unit level and that for the periods presented no assets were tested for impairment at the consolidated entity level.

July 15, 2011

Minimum royalty and content license commitments, page F-11

44.	We note that royalty-based obligations are generally either paid in advance and capitalized on the balance sheet as prepaid royalties or accrued as incurred. Please address the following items:

•

For royalties paid in advance, please tell us and disclose if you amortize the balance based on a per-transaction amount or if the balance is amortized on some other basis, such as on a straight-line basis over a fixed contract period.

•	Tell us and disclose if the prepaid royalties are refundable or nonrefundable. If they are refundable, please disclose the refund terms.

•

We note that contracts with some licensors include minimum guaranteed royalty payments which are payable regardless of the ultimate volume of sales. Based on your disclosures, it appears you record offsetting assets and liabilities for the guaranteed amounts and, presumably, amortize the asset over the contractual period. If our understanding is correct, please clarify why you record assets related to these guarantees as opposed to recording the expenses as they are incurred over the sales period related to the royalty payments. In this regard, you may want to address how the minimum guaranteed royalty payments represent liabilities. If our understanding of your accounting is incorrect, please clarify your accounting treatment.

•

We note your disclosure on page 47 that you adopted a differentiated royalty policy during fiscal 2009 that positively impacted your gross margin. Please tell us further information about this change and consider quantifying the positive impact of this change in your results of operations discussion.

July 15, 2011

Response: The “Minimum royalty and content license commitment” disclosure has been revised to clarify that royalties paid in advance are amortized on a per transaction basis, that they are generally non-refundable and that only arrangements where no significant performance obligations remains with the licensor are recorded on a gross basis upon execution of the contract.

The Registrant supplementally advises the Staff that its understanding of the Registrant’s accounting for arrangements with minimum guarantees is correct. In accordance with the criteria set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 460-10-15, Guarantees, when no significant performance remains with the licensor, the Registrant initially records each of these guarantees as an asset and as a liability at the contractual amount. The Registrant believes that the contractual amount represents the fair value of its liability. When significant performance remains with the licensor, the Registrant records prepaid royalty payments as an asset when actually paid.

The Registrant also respectfully refers the Staff to its response to Comment 14 regarding its differentiated royalty and pricing structure.

Stock-based compensation, page F-13

45.	We note your disclosure that equity instruments issued to non-employees are recorded at their fair value on the measurement date. Please tell us and disclose in further detail how you account for equity instruments issued to individuals other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with ASC 505-50 and/or other applicable accounting guidance.

Response: The “Stock-based compensation” disclosure has been revised to delete the reference to non-employee stock-based compensation as amounts were immaterial for all periods presented.

6. Acquisitions, page F-19

46.	We note that the purchase price allocation for your Imagekind, Inc. acquisition was largely to goodwill. Please address the following items related to this acquisition:

July 15, 2011

•

Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated. In this regard, please tell us and expand your disclosures to discuss the business rationale that led you to pay such a significant premium over the fair value of the net assets acquired.

•	Tell us in sufficient detail how you determined the fair value of the convertible preferred stock, common stock, and common stock options issued in the acquisition.

Response: The Registrant supplementally advises the Staff that on the acquisition of Imagekind, the Registrant engaged an independent third party valuation firm to support management in identifying and determining the fair value of the assets acquired in connection with the allocation of the purchase price. In addition, on July 8, 2008, the date of acquisition, the Registrant valued its common stock at $9.50 per share and its Series I convertible preferred stock at $10.70 per share. In valuing its common stock and Series I convertible preferred stock, the Registrant’s board of directors determined the equity value of its business using the income approach valuation method. The income approach estimates value based on the expectation of future cash flows that a company will generate. These cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in its industry or in similar lines of business as adjusted to reflect the risks inherent in the Registrant’s cash flows. The market approach was used as a reasonableness check. In addition, the Registrant also considered the appropriate adjustment to recognize the lack of marketability due to being a closely held entity. The Registrant obtained an independent valuation of its common stock as of June 30, 2008 that valued the common stock at $9.35 to $9.60 per share. There was no change in the Registrant’s financial forecasts between June 30, 2008 and the acquisition date of July 8, 2008 and the fair value of common stock the Registrant had determined of $9.50 per share falls within the price range of $9.35 to $9.60. The Registrant valued the stock options that were assumed in the acquisition of Imagekind using the Black-Scholes option pricing model.

At the time of the acquisition, the Registrant believed that the acquisition would provide several benefits. First, the Registrant was interested in expanding its product offering to include fine art and custom matting and framing. Second, the Registrant was interested in Imagekind’s partnership agreements and large artist base. Third, the Registrant believed that a supply agreement of Imagekind provided below-market matting and framing solutions. Fourth, the Registrant gained access to Imagekind’s

July 15, 2011

experienced workforce. Fifth, the Registrant planned to continue to use the Imagekind tradename which had attracted a large artist following, for at least several years. Last, the Registrant believed there were synergies for the Imagekind business as part of CafePress as the Imagekind acquisition expanded its art product line. The Registrant notes that in accordance with the accounting guidance for business combinations, assembled workforce was not valued separately from goodwill and the valuation of the identifiable intangible assets was based on a market participant assumption.

7. Convertible preferred stock, page F-21

47.	If, as we assume, you determined that the conversion features of your convertible preferred shares are outside of the scope of ASC 815, please tell us whether or not you recorded any beneficial conversion features associated with your issuances of preferred stock and discuss the reasons for your determination. Provide us with the commitment date, the commitment-date fair value of your common stock, and your calculation of the effective conversion price for each preferred stock issuance. Please ensure you tell us in detail how you determined the commitment-date fair value of your common stock. Please cite the applicable authoritative accounting guidance in your response.

Response: The Registrant supplementally submits to the Staff that it determined that the conversion features of its convertible preferred shares were outside the scope of ASC 815. The Registrant evaluated each of its issuances of Series A, Series B and Series I preferred stock on the commitment date in accordance with ASC 470-20 to determine whether a beneficial conversion feature existed. As the effective accounting conversion price exceeded the fair market value of the common stock on the commitment date for each issuance of preferred stock, no beneficial conversion features were indicated and the Registrant has not recorded any beneficial conversion features associated with the Series A, Series B and Series I preferred stock.

Series A preferred stock - On the commitment date of January 19, 2005, the fair market value of common stock was $1.17 per share and the effective accounting conversion price of Series A preferred stock was $1.30 per share.

Series B preferred stock - On the commitment date of January 21, 2005, the fair market value of common stock was $1.17 per share and the effective accounting conversion price of Series B preferred stock was $2.41 per share.

Series I preferred stock - On the commitment date of July 8, 2008, the fair market value of common stock was $9.50 per share and the effective accounting conversion price of the Series I preferred stock was $10.70 per share.

July 15, 2011

On January 19, 2005 and January 22, 2005, the Registrant valued its common stock at $1.17 per share. In valuing the common stock, the Registrant’s board of directors determined the equity value of the Registrant’s business using the income approach valuation method. The income approach estimates value based on the expectation of future cash flows that a company will generate. These cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Registrant’s industry or in similar lines of business as adjusted to reflect the risks inherent in the Registrant’s cash flows. The market approach was used as a reasonableness check. In addition, the board of directors also considered the appropriate adjustment to recognize the lack of marketability due to being a closely held entity. The Registrant obtained independent contemporaneous valuations of its common stock that determined the fair value of the common stock to be $1.17 per share as of December 31, 2004. There was no change in the Registrant’s financial forecasts between December 31, 2004, January 19, 2005 and January 22, 2005.

On July 8, 2008, the common stock was valued at $9.50 per share. In valuing the common stock, the Registrant’s board of directors determined the equity value of the Registrant’s business using the income approach valuation method. The market approach was used as a reasonableness check. In addition, the board of directors also considered the appropriate adjustment to recognize the lack of marketability due to being a closely held entity. The Registrant obtained an independent valuation of the common stock as of June 30, 2008 that valued the common stock at $9.35 to $9.60 per share. There was no change in the Registrant’s financial forecasts between June 30, 2008 and July 8, 2008 and the fair value of common stock the Registrant had determined as of July 8, 2008 of $9.50 per share falls within the price range of $9.35 to $9.60.

8. Stockholders’ equity, page F-23

48.	We note your disclosure on page F-24 that compensation expense related to your repriced options is “being amortized using the Pool Approach.” Please tell us what the “Pool Approach” entails and how your method complies with authoritative accounting guidance.

Response: The Registrant respectfully advises the Staff that the FAS 123(R) Resource Group discussed two approaches to the attribution of expense under ASC 718 when the modification of an award extends the service period of an award. The FAS 123(R) Resource Group provided the following example:

July 15, 2011

“For example, a company grants options with a grant-date fair value of $9 per option and a three-year service period. Two years after the grant date, the company reduces the options’ exercise price and increases the service period from the remaining one year of the original vesting requirement to three years (i.e., requiring two additional years of service). The incremental fair value of the award, as a result of the modification, is $4. Therefore, the total remaining compensation cost that the company should recognize is $7 (unrecognized compensation cost for original option of $3 plus incremental fair value of $4). The FAS 123(R) Resource Group discussed two approaches to address this issue:

•	Pool Approach: Under this approach, the company would recognize $7 over the remaining three years of the modified requisite service period.

•

Bifurcated Approach: Under this approach, the company would recognize (1) the $3 of unrecognized compensation cost over the original award’s remaining one year requisite service period and (2) the $4 of incremental value over the three-year modified requisite service period.

Under either approach, if an employee does not complete the three-year modified requisite service period, compensation cost related to the employee’s awards should be reversed. However, if the employee completes one year of service, the compensation cost related to the original award ($3) should not be reversed, because the employee would have vested under the original vesting conditions. The FAS 123(R) Resource Group agreed that either of the above two approaches is acceptable. The decision to adopt either approach is an accounting policy decision which should be disclosed in the financial statements and consistently followed.”

The Registrant has elected to use the Pool Approach described above, has applied this accounting policy in a consistent manner and disclosed this accounting policy in the financial statements.

9. Net income (loss) per share of common stock, page F-27

49.	We note that you excluded the convertible preferred stock from your fiscal 2009 and 2010 diluted EPS calculations since you deemed their impact to be anti-dilutive. Please demonstrate to us how you determined the impact of your convertible preferred stock was anti-dilutive. For consistency with your page F-14 disclosure, please also revise the last sentence in the first paragraph of this footnote to clarify, if true, that the dilutive effect of your convertible preferred stock is computed using the if-converted method if it is more dilutive than the two class method.

July 15, 2011

Response: The Registrant supplementally submits to the Staff that it considered the impact of its convertible preferred stock in determining diluted earnings per share for 2009 and 2010 in accordance with the provisions of ASC 260. The Registrant considered each issue of potential common shares in sequence from the most dilutive to the least dilutive. That is, dilutive potential common shares with the lowest “earnings add-back per incremental share” were included in diluted EPS before those with a higher earnings add-back per incremental share. Because diluted EPS increased when convertible preferred shares were included in the computation, following the approach required by ASC 260, the convertible preferred shares are antidilutive for both the year ended December 31, 2009 and 2010 and accordingly, are appropriately excluded from the computation of diluted EPS.

Year Ended December 31, 2009

	Undistributed and Distributed earnings to Common Shareholders	Common Shares	Earnings Per share
As reported-Basic	$1,243,000	16,132,000	$0.08
Add-back: Allocation of net income to participating preferred shares in basic computation	$853,000
Options		1,207,000
Less: Reallocation of net income to participating preferred shares	($817,000)
Subtotal	$1,279,000	17,339,000	$0.07	Dilutive
Add-back: Reallocation of net income to participating preferred shares	$817,000
Add-back: Non-cumulative dividend to preferred shares	$1,233,000	11,070,000
Total	$3,329,000	28,409,000	$0.12	Anti-dilutive

July 15, 2011

Year Ended December 31, 2010

	Undistributed and Distributed earnings to Common Shareholders	Common Shares	Earnings Per share
As reported-Basic	$894,000	16,617,000	$0.05
Add-back: Allocation of net income to participating preferred shares in basic computation	$596,000
Options		1,104,000
Less: Reallocation of net income to participating preferred shares	($573,000)
Subtotal	$917,000	17,721,000	$0.05	Dilutive
Add-back: Reallocation of net income to participating preferred shares	$573,000
Add-back: Non-cumulative dividend to preferred shares	$1,233,000	11,070,000
Total	$2,723,000	28,791,000	$0.09	Anti-dilutive

In addition, the Registrant confirms that the dilutive effect of its convertible preferred stock was more dilutive using the if-converted method and it has revised the disclosure in the first paragraph in Note 9 to the Notes to Consolidated Financial Statements to clarify.

50.	Please provide a narrative immediately prior to your pro forma EPS table that describes the specific transactions assumed in the pro forma computations.

Response: Disclosure had been added immediately prior the pro forma EPS table in Note 9 to the Notes to Consolidated Financial Statements to describe the specific transactions assumed in the pro forma computation.

July 15, 2011

11. Commitments and Contingencies, page F-30

51.	You disclose that you believe the ultimate liability with respect to your legal proceedings and claims will not have a material adverse effect on your operating results, financial position or cash flows. It is unclear to us whether this statement is intended to convey that your accrued liability amounts are not material to your financial statements or whether this statement also is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please revise your disclosure to provide an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated operating results, financial position or cash flows, we will not object to a statement to that effect.

Response: The Registrant confirms that an estimate of the additional loss or range of loss cannot be made at this time for contingencies for which there is a reasonably possibility that a loss may have been incurred due to the inherent unpredictability of litigation. Further, as the costs, outcome and status of these types of claims and proceedings have varied significantly in the past, including with respect to whether claims ultimately result in litigation, the Registrant believes its past experience does not provide any additional visibility or predictability to estimate the additional loss or range of loss that may result. Based on the foregoing, the Registrant respectfully submits that it cannot make an estimate of the additional loss or range of loss for contingencies for which there is a reasonably possibility that a loss may have been incurred at this time. Disclosure to this effect has been added.

Canvas on Demand, LLC Balance Sheet, page F-34

52.	Please provide us with your investment significance test under Rule 3-05 of Regulation S-X in determining that only one audited year of financial statements was required.

Response: The Registrant respectfully submits that it determined that only one year of audited financial statements was required for its acquisition of Canvas On Demand because, in accordance with Rule 3-05 of Regulation S-X, none of the conditions specified in the definition of “significant subsidiary” under Rule 1-02(w) of Regulation S-X exceeded 40 percent. Specifically, (a) the amount of the Registrant’s investment in Canvas On Demand was 19%, (b) the total assets of the acquired business constituted 5% of the Registrant’s total assets and (c) the pre-tax income from continuing operations of the acquired business relative to the Registrant’s pre- tax

July 15, 2011

income was 27%. As two of the significance criteria did not exceed 20% and one exceeded 20% but did not exceed 40%, the Registrant determined that one year of audited financials were required.

The test for investment significance for the Registrant’s acquisition of Canvas On Demand is as follows:

Purchase Price/Asset Ratio
Canvas on Demand, LLC - Acquisition Purchase Price	$10,090
CafePress Inc - Total Assets 12/31/2009	$52,388
%	19%

Gross Asset Test:
Canvas on Demand,LLC - Total Assets 12/31/2009	$2,641
CafePress Inc - Total Assets 12/31/2009	$52,388
%	5%

Income from Continuing Operations before Income Taxes
Canvas on Demand,LLC - Year ended 12/31/2009	$1,507
CafePress Inc - Year ended 12/31/2009	$5,584
%	27%

Unaudited Pro Forma Combined Consolidated Statements of Operations, page F-45

53.	Please include a pro forma adjustment to remove, if material, the direct, incremental costs of the Canvas On Demand acquisition.

Response: The referenced disclosure has been revised to include a pro forma adjustment to remove the direct, incremental costs of the Canvas on Demand acquisition. Such costs totaled $110,000.

Item 17. Undertakings, page II-5

54.	Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Please revise. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: The undertakings have been revised as requested.

July 15, 2011

Exhibits

55.	Please file all required exhibits, including the legal opinion and form of underwriting agreement, in a timely manner as we will require sufficient time to review them before your registration statement goes effective.

Response: The Registrant confirms that it will file all required exhibits, including the legal opinion and form of underwriting agreement, in a timely manner to provide the Staff with sufficient time to review before the registration statement goes effective.

July 15, 2011

*****

The Registrant acknowledges the following and confirms it will include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino

Monica Johnson

Kirsten Mellor, Esq.

Martin A. Wellington, Esq.

C.F. Pearson